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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               INTERCALLNET, INC.
                               ------------------
                                (Name of Issuer)

        SERIES A CONVERTIBLE PREFERRED STOCK, $0.0001 PAR VALUE PER SHARE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    45844R105
                                    ---------
                                 (CUSIP Number)

                     Stanford Venture Capital Holdings, Inc.
                              5050 Westheimer Road
                              Houston, Texas 77056
                      Attention: P. Mauricio Alvarado, Esq.
                          Telephone No.: (713) 964-5100
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                             Alberto Hernandez, Esq.
                                Hunton & Williams
                              1111 Brickell Avenue
                                   Suite 2500
                              Miami, Florida 33131


                                February 28, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(e), 13d-1(f) or
                    or 13d-1(g), check the following box [ ].
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--------------------------                       ------------------------------
CUSIP No.  45844R105                13D              Page 2 of 8 Pages
           ---------
--------------------------                       ------------------------------


---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Stanford Venture Capital Holdings, Inc.
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         SOURCE OF FUNDS
           WC
---------- ---------------------------------------------------------------------
5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------- ----- ----------------------------------------------------------
                7.    SOLE VOTING POWER
  NUMBER OF           1,500,000 shares of Series A Convertible Preferred Stock*;
                      3,250,002 shares of Common Stock*
                ----- ----------------------------------------------------------
    SHARES      8.    SHARED VOTING POWER
 BENEFICIALLY         -0-
                ----- ----------------------------------------------------------
   OWNED BY     9.    SOLE DISPOSITIVE POWER
EACH REPORTING        1,500,000 shares of Series A Convertible Preferred Stock*;
                      3,250,002 shares of Common Stock*
                ----- ----------------------------------------------------------
 PERSON WITH    10.   SHARED DISPOSITIVE POWER
                      -0-
--------------- ----- ----------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,500,000 shares of Series A Convertible Preferred Stock*; 3,250,002 shares of Common Stock*
---------- ---------------------------------------------------------------------
12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100.0% of Series A Convertible Preferred Stock;
                17.4% of Common Stock
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
              CO
---------- ---------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
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--------------------------                       ------------------------------
CUSIP No.  45844R105                13D              Page 3 of 8 Pages
           ---------
--------------------------                       ------------------------------


---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           R. Allen Stanford
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         SOURCE OF FUNDS
           AF
---------- ---------------------------------------------------------------------
5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           United States and Antigua
--------------- ----- ----------------------------------------------------------
                7.    SOLE VOTING POWER
  NUMBER OF           1,500,000 shares of Series A Convertible Preferred Stock*;
                      3,250,002 shares of Common Stock*
                ----- ----------------------------------------------------------
    SHARES      8.    SHARED VOTING POWER
 BENEFICIALLY         -0-
                ----- ----------------------------------------------------------
   OWNED BY     9.    SOLE DISPOSITIVE POWER
EACH REPORTING        1,500,000 shares of Series A Convertible Preferred Stock*;
                      3,250,002 shares of Common Stock*
                ----- ----------------------------------------------------------
 PERSON WITH    10.   SHARED DISPOSITIVE POWER
                      -0-
--------------- ----- ----------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,500,000 shares of Series A Convertible Preferred Stock*; 3,250,002 shares of Common Stock*
---------- ---------------------------------------------------------------------
12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100.0% of Series A Convertible Preferred Stock;
                17.4% of Common Stock
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
              IN
---------- ---------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
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         Stanford Venture Capital Holdings, Inc., a Delaware corporation
("SVCH"), and R. Allen Stanford ("Stanford") (SVCH and Stanford are sometimes collectively referred to herein as the "Reporting Persons"), hereby make this single joint filing statement on Schedule 13D (this "Schedule 13D") to report the beneficial ownership of shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), and warrants to purchase shares of common stock, par value $0.0001 per share (the "Common Stock"), respectively, of Intercallnet, Inc., a Florida corporation (the "Issuer"). As described in this Schedule 13D, Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Preferred Stock and Common Stock that are directly beneficially owned by SVCH. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by such Reporting Person. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.


Item 1.      Security and Issuer.

         The classes of equity securities to which this Schedule 13D relates are the Series A Convertible Preferred Stock, par value $0.0001 per share, and the warrants to purchase shares of the common stock, par value $0.0001 per share, of the Issuer. The principal executive offices of the Issuer are located at 6340 N.W. 5th Way, Ft. Lauderdale, Florida 33309.


Item 2.      Identity and Background.

         (a)-(c), (f) This statement is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), and R. Allen Stanford, a citizen of the United States and Antigua ("Stanford"). The business address of SVCH and Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director of SVCH and is the sole shareholder of SVCH. SVCH's principal business is to provide investment capital and other funding to companies in various industries.

         (d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration.

         Pursuant to a Series A Convertible Preferred Stock and Common Stock Purchase Warrant Purchase Agreement, dated as of February 28, 2002 (the "Purchase Agreement"), between SVCH and the Issuer, SVCH agreed to purchase from the Issuer (i) 1,500,000 shares of Preferred Stock (the "Shares") and (ii) warrants to purchase 6,500,000 shares of Common Stock (the "Warrants"), for an aggregate purchase price of $1,500,000. The Warrants are exercisable into Common Stock for a period of five (5) years at exercise prices ranging from $0.25 to $1.50 per share in the following increments; 1,000,000 warrants at $0.25; 1,500,000 warrants at $0.45;

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1,500,000 warrants at $0.65; 1,500,000 warrants at $0.85; 500,000 warrants at
$1.00 and 500,000 warrants at $1.50. SVCH has caused the Issuer to issue an aggregate of 3,249,998 Warrants to Daniel T. Bogar, William R. Fusselmann, Osvaldo PI, and Ronald M. Stein.

         In connection with the Purchase Agreement, the Issuer granted to SVCH certain registration rights, information rights and other rights with respect to the Shares and the Warrants (the "Registration Rights Agreement"). Furthermore, SVCH, the Issuer and Scott Gershon entered into that certain Shareholders' Agreement, dated as of February 28, 2002, to provide certain rights, obligations and restrictions with respect to the disposition of the Shares and Warrants (the "Shareholders' Agreement").

         As a result, SVCH is the direct beneficial owner of 1,500,000 shares of Preferred Stock, and warrants to purchase 3,250,002 shares of Common Stock of the Issuer, such securities representing approximately 100.0% of the outstanding shares of Preferred Stock and 17.4% of the outstanding shares of the Common Stock of the Issuer. SVCH used U.S.$1,500,000 of working capital to purchase the Shares and Warrants reported as being beneficially owned by it in Item 5(a) hereof.


Item 4.      Purpose of Transaction.

         The Reporting Persons own 1,500,000 shares of Preferred Stock and warrants to purchase 3,250,002 shares of Common Stock, or approximately 100.0% of the outstanding Preferred Stock and 17.4% of the outstanding Common Stock of the Issuer. The Reporting Persons' purpose in acquiring the shares of Preferred Stock and Common Stock reported in Item 5(a) hereof is for investment purposes.

         Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


Item 5.      Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of Preferred Stock and Common Stock to which this Schedule 13D relates is 1,500,000 and 3,250,002 shares, respectively, representing 100.0% of the shares of Preferred Stock and 17.4% of the shares of Common Stock outstanding, as represented to the Reporting Persons by the Issuer. SVCH directly beneficially owns all of such 1,500,000 shares of Preferred Stock and 3,250,002 shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Preferred Stock and Common Stock directly beneficially owned by SVCH.

         (b) SVCH, together with Stanford, has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Preferred Stock and Common Stock reported as beneficially owned by it in Item 5(a) hereof.

         (c) The Reporting Persons' only transaction in shares of Preferred Stock and Common Stock, respectively, during the past 60 days was the consummation of the Purchase Agreement identified in Item 3 hereof.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  March 11, 2002                     /s/ R. Allen Stanford
                                          --------------------------------------
                                          R. Allen Stanford


Date:  March 11, 2002               STANFORD VENTURE CAPITAL HOLDINGS, INC.

                                    By:   /s/ Yolanda M. Suarez
                                          --------------------------------------
                                          Name:       Yolanda M. Suarez
                                          Title:      Secretary